SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of February 2009

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒     Form 40-F ☐

(Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐     No ☐

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b);82-             )

Enclosure:           February 23, 2009

INVESTOR CONTACTS
investor.relations@homex.com.mx

Vania Fueyo
Head of Investor Relations
+5266-7759-5838
vfueyo@homex.com.mx

Fourth Quarter and Full Year 2008 Results

Homex Reports 16.2 percent Yearly Revenue Growth

Culiacán Mexico, February 23, 2009—Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] today announced financial results for the fourth quarter and full year ended December 31, 20081.

New Mexican Accounting Reporting Standard for 2008:

As companies in Mexico no longer follow inflation accounting (Bulletin B-10), 4Q08 figures are presented without inflation adjustment; while 4Q07 figures are presented with inflation adjustment through December 31, 2007. Therefore, the results of the two quarterly periods are not directly comparable.

Highlights

•
Total revenues in the 2008 fourth quarter increased 12.4 percent to Ps.6.3 billion (US$455 million) from Ps.5.6 billion (US$404 million) in the year-ago period.  For the full year 2008, revenues rose 16.2 percent to Ps.18.8 billion (US$1.4 billion) from Ps.16.2 billion (US$1.2 billion) in 2007.

•
Earnings before interest, taxes, depreciation and amortization (EBITDA) during the recent quarter was Ps.1.4 billion (US$105 million), a 10.4 percent increase from the Ps.1.3 billion (US$95 million) reported in the fourth quarter of 2007. For the full year, EBITDA grew 11.8 percent.

•
EBITDA margin decreased 42 basis points to 23.1 percent in the fourth quarter of 2008 from 23.5 percent in the fourth quarter of 2007. For the year, EBITDA margin was 23.7 percent, a decrease of 93 basis points from 24.7 percent in 2007. Adjusted for other income, EBITDA margin for the full year 2008 remained stable at 23.5 percent compared to 23.4 percent in the year-ago period.

•
Gross margin for the fourth quarter of 2008, was 23.8 percent compared to 31.3 percent during the fourth quarter of 2007. Gross margin adjusted for the application of Bulletin D-6 was 35.8 percent, an all time record for the Company, leveraging on the incremental use of Homex` aluminum mould construction technology, compared to 33.4 percent in the same period of last year.

•
For the fourth quarter of 2008, net income was Ps.183.5 million (US$13.3 million) compared to Ps.773.5 million (US$56.1 million) for the fourth quarter of 2007. Net income margin for the fourth quarter of 2008 was 2.9 percent; and adjusted for foreign exchange non cash losses net income margin would have been 11.4 percent. For the year, net income was Ps. 1.7 billion (US$128 million) compared to 2.2 billion (US$162 million) for 2007.

1 Unless otherwise noted, all monetary figures are presented in Mexican pesos and in accordance with recently applicable Mexican Financial Reporting Standards (MFRS): “NIF B-10”. Fourth Quarter 2008 figures are presented without inflation adjustment; while  Fourth Quarter 2007 figures are presented with inflation adjustment through December 31, 2007. The symbols “Ps.” and “$” refer to Mexican pesos and “US$” refers to U.S. dollars. U.S. dollar figures are presented only for the convenience of the reader and estimated using an exchange rate Ps. 13.7789  per US$1.00. Fourth quarter 2008 financial information is unaudited and is subject to adjustment.

•
In the fourth quarter, total homes sold increased 12.4 percent, mainly driven by a solid 14.9 percent volume growth in the affordable entry level segment and as a result of continued financing availability through INFONAVIT and FOVISSSTE. Reduced financing availability for middle income homes, as well as a lower consumer confidence from potential clients in the segment resulted in a 5.7 percent decrease in middle income homes sold for the quarter. The volume of total homes sold for the year rose 11.3 percent.

Gerardo de Nicolás, Chief Executive Officer of Homex, commented “World wide economic conditions have changed, and Mexico is not immune to these conditions. The signals of an overall economic slowdown in the country have now reached the Mexican housing industry, and, despite the continued and welcomed support of the President Calderon Administration's housing policies, impacted the timing and availability of mortgage lending in the last half of the year. That said, and despite the fact that 2008 was a challenging year, overall, Homex delivered annual revenue growth of 16.2 percent, once again a testament to our superior construction technology, execution efficiency and resiliency to the challenging economic environment,"

“Moreover the fundamentals of the housing sector, to a large degree, remain unchanged, as demand continues to surpass mortgage supply by nearly 10 times. Clearly, 2009 brings both challenges and opportunities to Homex, and we remain confident that our expertise and concentration in the affordable entry level segment; our geographic diversification and footprint in Mexico; our focus on driving sales growth and growing market share, particularly from those financially-strapped builders leaving the market;  and our prudent land bank investment strategy will enable us to enhance our market leadership and profitability.  We look to 2009 with cautious optimism," added Mr. de Nicolas.

FINANCIAL AND OPERATING HIGHLIGHTS (a)					TWELVE MONTHS
Thousands of pesos	4Q'08 U.S Dollars (Convenience Translation)	4Q'08	4Q'07	% Chg.	2008 U.S Dollars (Convenience Translation)	2008 FY	2007 FY	% Chg.
Volume (Homes)	18,432	18,432	16,393	12.4%	$57,498	57,498	51,672	11.3%
Revenues	$454,676	$6,264,938	$5,572,935	12.4%	$1,368,070	$18,850,496	$16,222,524	16.2%
Gross profit	$108,179	$1,490,589	$1,743,882	-14.5%	$392,448	$5,407,505	$5,181,068	4.4%
Operating income	$41,090	$566,182	$1,060,508	-46.6%	$220,676	$3,040,675	$3,382,639	-10.1%
Net Interest Expense	$-4,719	$-65,021	$-95,585	-32.0%	$4,233	$58,328	$204,726	-71.5%
Net Income	$13,318	$183,505	$773,568	-76.3%	$127,623	$1,758,510	$2,233,066	-21.3%
EBITDA (b)	$105,134	$1,448,626	$1,312,142	10.4%	$324,608	$4,472,736	$4,000,413	11.8%
Gross Margin	23.8%	23.8%	31.3%		28.7%	28.7%	31.9%
Operating Margin	9.0%	9.0%	19.0%		16.1%	16.1%	20.9%
EBITDA Margin	23.1%	23.1%	23.5%		23.7%	23.7%	24.7%
Earnings per share	0.55	0.55	2.30		5.25	5.25	6.65
Earnings per ADR presented in US (c)	0.24	0.24	1.00		2.29	2.29	2.90
Weighted avge. shares outstanding (MM)	334.9	334.9	335.9		334.9	334.9	335.9
Accounts receivable (as a % of sales)						63.4%	46.9%
Accounts receivable (days) period-end						228	169
Inventory turnover (days) period-end						383	374
Inventory (w/o land) turnover (days) period-end						65	67

FOURTH QUARTER AND FULL YEAR 2008 RESULTS	2

(a) As a result of the elimination of inflation accounting in Mexico effective December 31, 2007, the results of the fourth quarter of 2007 and 2008 are not directly comparable.

(b) EBITDA is defined as net income plus depreciation and amortization, net comprehensive financing cost, income tax expense, employee statutory profit sharing expense and capitalized interest.  Please see Financial Results / EBITDA that includes a table that sets forth a reconciliation of net income to EBITDA for the  fourth quarter 2008 and 2007.

(c) US$ values estimated using an exchange rate of  Ps.13.7789  per US$1.00.  Common share/ADR ratio: 6:1

FOURTH QUARTER AND FULL YEAR 2008 RESULTS	3

Operating Results

Homex operated in 32 cities and 20 states across Mexico as of December 31, 2008.

Sales Volumes. During the fourth quarter of 2008, sales volume totaled 18,432 homes, an increase of 12.4 percent mainly reflecting the Company’s focus on lower-affordable product mix and mortgage financing availability in the segment through INFONAVIT and FOVISSSTE. During the fourth quarter of 2008, affordable entry-level volume accounted for 16,557 homes or 89.8 percent of total sales volume, an increase of 195 basis points when compared to the 87.9 percent achieved for the same period in the previous year. Middle-income volume in the fourth quarter of 2008 was 1,875 homes, a 5.7 percent decrease from the fourth quarter of 2007. During the fourth quarter of 2008, middle-income volume represented 10.2 percent of total sales volume, a decrease of  16 percent compared to the 12.1 percent that middle- income units represented during the fourth quarter of 2007.

VOLUME
	4Q'08	4Q'07	Change 4Q08 / 4Q07	2008 FY	2007 FY	Change 08/07
Affordable-entry	16,557	14,405	14.9%	52,209	46,675	11.9%
Middle income	1,875	1,988	-5.7%	5,289	4,997	5.8%
Total volume	18,432	16,393	12.4%	57,498	51,672	11.3%

For the full year 2008, sales volume totaled 57,498 homes, an 11.3 percent increase from the 51,672 units sold during 2007. Affordable entry-level volume increased by 11.9 percent in 2008 to 90.8 percent of total sales volume.  Middle-income sales volume increased 5.8 percent compared to 2007 levels reflecting a tighter mortgage credit origination criteria at banks, as well as  lower consumer confidence among middle income costumers.

The average price during the fourth quarter of 2008 for all homes sold was Ps.338 thousand, a 0.1 percent decrease compared to the fourth quarter of 2007. This result reflects our strategy to reduce our exposure to middle income homes priced above Ps.1.5 million, evidenced by the 0.8 percent decrease in the average price for middle income homes when compared to the third quarter of 2008. For the full year 2008, the average price for all Homex homes sold was Ps.326 thousand, a 4.9 percent increase from 2007, mainly driven from the 11.1 percent increase in the average selling price of our middle-income units.

AVERAGE PRICE							2008 Price Range
Thousands of pesos	4Q'08	4Q'07	Change 4Q08 / 4Q07	3Q'08	Change 4Q08 / 3Q08	2008 FY	2007 FY	Change 08 /07	Low	High
Affordable-entry	$285	$275	3.3%	$267	6.6%	$276	$266	4.1%	$185	$600
Middle income	$813	$797	2.0%	$820	-0.8%	$818	$736	11.1%	$601	$1,500
Average price for all homes	$338	$339	-0.1%	$314	7.8%	$326	$311	4.9%
* The Company categorized its products sold during the quarter according to the price ranges presented above.

Mortgage Financing. For the fourth quarter of 2008, 79.9 percent of the Company’s customers obtained mortgages from INFONAVIT.  As a result of our increased participation in FOVISSSTE subscribers, mortgage financing from FOVISSSTE increased 420 bps to 10.8 percent from 6.6 percent in the same period in the previous year. The remainder of Homex´s customers obtained financing from the five largest commercial banks.

FOURTH QUARTER AND FULL YEAR 2008 RESULTS	4

MORTGAGE FINANCING BY SEGMENT
Number of Mortgages					Number of Mortgages
Financing Source	4Q'08	% of Total	4Q'07	% of Total	2008 FY	% of Total	2007 FY	% of Total
INFONAVIT	14,727	79.9%	13,360	81.5%	46,736	81.3%	40,666	78.7%
SHF & Banks	1,714	9.3%	1,951	11.9%	5,316	9.2%	7,234	14.0%
FOVISSSTE	1,991	10.8%	1,082	6.6%	5,446	9.5%	3,772	7.3%
Total	18,432	100.0%	16,393	100.0%	57,498	100.0%	51,672	100.0%

Geographic Expansion. During the fourth quarter of 2008, as part of the Company’s efficiency and cost reduction initiatives, two of the smallest regional affordable-entry level developments were closed, at Oaxaca and Obregon at the state of Sonora. At the same time, the Company continued to consolidate its operations in existing cities by launching four new affordable entry level developments at Durango, Puebla, Monterrey and Los Cabos and five new middle income developments of an average home price of approximately Ps. 675 thousand and financing available through INFONAVIT’s and FOVISSSTE’s cofinancing products. The new middle income developments were open at the State of Mexico, Cancun, Hermosillo, Guadalajara and Culiacan.

While Homex does not anticipate opening developments in new cities during 2009, the Company intends to continue to follow a strategy of maintaining a geographically diverse base of projects in medium-sized cities to minimize execution risks, while strengthening its presence in major metropolitan areas of Mexico.

FOURTH QUARTER AND FULL YEAR 2008 RESULTS	5

Financial Results

Revenues increased 12.4 percent in the fourth quarter of 2008 to Ps.6,265 million from Ps.5,573 million in the same period of 2007. Total housing revenues in the fourth quarter of 2008 increased 12.3 percent, mainly driven by higher affordable-entry level sales volume, and a stable average price for all homes. Affordable-entry level revenues increased a solid 18.7 percent during the fourth quarter 2008, while revenues from middle-income decreased by 3.8 percent as a result of tighter mortgage origination criteria at banks coupled with liquidity constraints at sofoles and lower consumer confidence.  As a percentage of total revenues, affordable-entry level homes increased to 75.2 percent in the fourth quarter of 2008 from 71.2 percent in the fourth quarter of 2007. Other revenues, which are mainly attributable to the sale of pre-fabricated construction materials such as block and concrete, increased 38.2 percent.

REVENUES BREAKDOWN
Thousands of pesos	4Q'08	4Q'07	Change 08 / 07	2008 FY	2007 FY	Change 08 / 07
Affordable-entry	$4,711,396	$3,967,671	18.7%	$14,425,339	$12,392,334	16.4%
Middle income	$1,525,067	$1,584,665	-3.8%	$4,325,096	$3,676,625	17.6%
Total housing revenues	$6,236,463	$5,552,336	12.3%	$18,750,435	$16,068,959	16.7%
Other revenues	$28,475	$20,599	38.2%	$100,061	$153,565	-34.8%
Total revenues	$6,264,938	$5,572,935	12.4%	$18,850,496	$16,222,524	16.2%

For the full year 2008, revenues increased 16.2 percent to Ps.18,850 million from Ps.16,222 million in 2007. Total housing revenues in 2008 increased 16.7 percent, mainly driven by higher affordable-entry level sales volume and higher average prices in the middle income segment. Affordable entry-level represented 76.5 percent of total revenues in 2008 compared to 76.4 percent in 2007. Middle-income represented 22.9 percent of total revenues in 2008 compared to 22.7 percent in 2007.  In 2008, Homex reported other revenues of Ps.100 million, a 34.8 percent reduction compared to 2007. The reduction is mainly a result of increased internal use of existing capacity of our prefabricated construction materials such as block and concrete and consequently lower sales of ready mix concrete and concrete block to third parties.

Gross Profit. For the quarter and due to the application of Bulletin D-6 which requires the Company to capitalize the integral financing costs previously expensed on a current basis, gross profit decreased 14.5 percent to Ps.1,490 million from Ps.1,744 million in the same quarter of 2007. Homex generated a gross margin of  23.8 percent in the fourth quarter of 2008, compared to 31.3 percent in the same period of the previous year.  During the fourth quarter of 2008 the Company capitalized Ps. 958 million, of which Ps. 710 reflected the depreciation of the Mexican peso-US dollar exchange rate registered in the translation of Homex’s foreign currency-denominated debt. From the Ps.958 million capitalized during the period, Ps.753 million were recorded into cost of goods sold. On a pro-forma basis (without considering the application of Bulletin D-6 in 2008 and 2007) Homex´s gross margin for the quarter was 35.8 percent an improvement of  239 bps compared to 33.4 percent for the same period of previous year, mainly as a result of the implementation and incremental use of Homex´s aluminum mould construction technology.

COGS BREAKDOWN	4Q'08	4Q'07	Change 08 / 07
Costs	4,020,950	3,709,767	8.4%
Capitalization of interest	753,399	119,286	531.6%
Total Cost	4,774,349	3,829,053	24.7%

FOURTH QUARTER AND FULL YEAR 2008 RESULTS	6

CAPITALIZATION OF INTEREST	4Q'08	4Q'07
Foreign Exchange Loss (Gain)	562,928	13,170
Interest	190,471	106,116
Total Capitalization	753,399	119,286

For the twelve months ended December 31, 2008, gross profit increased 4.4 percent to Ps.5,407 million from Ps.5,181 million in 2007. As a percentage of total revenues, gross profit decreased to 28.7 percent in 2008 from 31.9 percent in 2007. On a pro forma basis (without considering the application of Bulletin D-6 in 2008 and 2007) Homex´s gross margin for the year was 33.9 percent, compared to 32.7 percent in the same period of last year.

COGS BREAKDOWN	2008	2007	Change 08 / 07
Costs	12,457,926	10,922,170	14.1%
Capitalization of interest	985,065	119,286	725.8%
Total Cost	13,442,991	11,041,456	21.8%

CAPITALIZATION OF INTEREST	2008	2007
Foreing Exchange Loss (Gain)	566,185	13,170
Interest	418,880	106,116
Total Capitalization	985,065	119,286

Selling and Administrative Expenses (SG&A). As a percentage of total revenues, selling general and administrative expenses for the fourth quarter of 2008 increased to 14.8 percent from 12.3 percent for the fourth quarter of 2007. The increase in SG&A year over year is mainly driven by new and enhanced marketing activities designed to grow the Company´s market share as well as a result of severance payments derived from Homex´s administrative personnel head count reduction.

The Company intends to continue its expense-reduction program during 2009.

For the full year 2008, total SG&A increased to Ps.2,367 million compared to Ps.1,798 million for 2007.

SELLING AND ADMINISTRATIVE EXPENSES

Thousands of pesos	4Q'08	% of Total	4Q'07	% of Total	Change 08 / 07	2008 FY	% of Total	2007 FY	% of Total	Change 08 / 07
Selling and administrative expenses	$899,923	14.4%	$661,034	11.9%	36.1%	$2,274,056	12.1%	$1,705,471	10.5%	33.3%
Beta trademark amortization	24,484	0.4%	22,340	0.4%	9.6%	$92,774	0.5%	$92,958	0.6%	-0.2%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	$924,407	14.8%	$683,374	12.3%	35.3%	$2,366,830	12.6%	$1,798,429	11.1%	31.6%

Operating income As a result of the application of Bulletin D-6 and the impact from the depreciation of the Mexican peso-US dollar exchange rate registered in the translation of Homex’s foreign currency-denominated debt, during the fourth quarter of 2008, operating income decreased 46.6 percent to Ps.566 million compared to Ps.1,060 million for the same period for 2007. Operating income as a percentage of revenues was 9.0 percent in the fourth quarter of 2008 compared to 19.0 percent for the same period in 2007. On a pro-forma basis (without considering the application of Bulletin D-6 in 2008) Homex´s operating margin for the fourth quarter of 2008 was 21.1 percent.

FOURTH QUARTER AND FULL YEAR 2008 RESULTS	7

In 2008, operating income decreased by 10.1 percent to Ps.3,041 million compared to Ps.3,383 million in 2007. On a pro-forma basis Homex´s operating margin in 2008 remained stable at 21.4 percent compared to 21.6 percent in 2007.

Net comprehensive financing cost registered a loss of Ps.290 million in the fourth quarter of 2008 compared to a gain of Ps.13.7 million in the fourth quarter of 2007.  As disclosed during the third quarter of 2008, this result reflects an impact of Ps.203 million in connection with the termination of  a currency derivative transaction ofset in part by a positive mark- to- market position in the Company’s interest-only swap.

As a percentage of revenues, net comprehensive financing cost was 4.6 percent in the fourth quarter of 2008 versus -0.2 percent in the fourth quarter of 2007.  The main drivers of this result were the following:

a)
A positive result in net interest expense of Ps.65 million in the fourth quarter of  2008 as a result of the application of Bulletin D-6. For the fourth quarter of 2008, the Company capitalized Ps.958 million of interest of which Ps. 753 million were registered into COGS.

b)
Foreign exchange loss in the fourth quarter of 2008 was Ps.152 million compared to a foreign exchange gain of Ps.72 million in the fourth quarter of 2007. For the full year 2008, the foreign exchange loss amounted Ps.108 million. Foreign exchange loss did not represent a cash outlay.

For the full year 2008, net comprehensive financing cost as a percentage of revenues was 2.8 percent, compared to 1.7 percent during 2007.  In absolute terms, net comprehensive financing cost increased to Ps. 537 million from Ps.279 million in 2007, mainly driven by the loss incurred in connection with the cancellation of the currency derivative transaction in October 2008.

Foreign Exchange exposure and currency derivatives. As of December 31, 2008, Homex’s US Dollar denominated debt was comprised of a US$250 million bond issued in 2005, with a single principal payment at maturity in 2015. The Company has an interest-only swap that effectively minimizes the short and mid-term exchange risk in the interest payments. This interest-only swap currently has a positive mark to market of approximately Ps.66 million. All of the Company’s US Dollar denominated financial commitments for 2009 have been effectively hedged.

The Company currently manages the activities related to the contracting of hedging instruments through a Board of Directors’.risk committee which consists of the audit committee chairman and executive committee members.

Net income for the fourth quarter of 2008 was Ps.183 million compared to Ps.773 million reported in the same period of 2007, mainly driven by the 26 percent depreciation of the Mexican peso against the U.S dollar and the increase in SG&A discussed above. Net income margin adjusted by FX items that did not represent a cash outlay for the Company would had been 11.4 percent.

For the full year 2008 net income decreased to Ps. 1,758 million compared to Ps. 2,233 million for 2007.

Earnings per share for the fourth of 2008 quarter were Ps.0.55, as compared to Ps.2.30 in the fourth quarter of 2007.  For the full year earnings per share were Ps. 5.25, as compared to Ps.6.65 for 2007.

EBITDA margin was 23.1 percent in the fourth quarter of  2008 from 23.5 percent in the same period last year. The lower margin mainly derived from the increase in SG&A discussed above.

FOURTH QUARTER AND FULL YEAR 2008 RESULTS	8

The following table sets forth a reconciliation of net income to EBITDA for the fourth quarter 2008 and 2007.

RECONCILIATION OF NET INCOME (LOSS) TO EBITDA DERIVED FROM OUR MFRS FINANCIAL INFORMATION
Thousands of pesos	4Q'08	4Q'07
Net Income (loss)	$183,505	$773,568
Depreciation	$85,019	$65,743
Interest Capitalization	$753,399	$119,286
Beta Trademark	$24,484	$22,340
Net Comprehensive Financing Cost	$289,966	$-13,681
Income Tax Expense	$117,792	$290,954
Minority Interest	$-5,540	$53,932
EBITDA	$1,448,626	$1,312,142

EBITDA margin for the year reached 23.7 percent in 2008 from 24.7 percent in 2007. During 2007 the Company registered Ps. 209 million for VAT taxes recoveries, adjusting EBITDA margin for tax recoveries 2007 EBITDA margin was 23.4 percent.

RECONCILIATION OF NET INCOME (LOSS) TO EBITDA DERIVED FROM OUR MFRS FINANCIAL INFORMATION	Acumulated as of
Thousands of pesos	Dec-08	Dec-07
Net Income (loss)	$1,758,510	$2,233,066
Depreciation	311,711	196,307
Capitalization of Interest	985,065	119,286
Beta Trademark	92,774	92,958
Net Comprehensive Financing Cost	537,131	278,904
Income Tax Expense	740,399	951,280
Minority Interest	47,146	128,612
EBITDA	$4,472,736	$4,000,413

Land Reserve.  As of December 31, 2008, Homex’s land reserve was 79.3 million square meters, which includes both the titled land and land in process of being titled.  This is equivalent to 390,127 homes, of which 358,011 are focused on the affordable entry-level and 32,116 in the middle-income and higher end segment. Land inventory value as of December 31, 2008, was Ps. 11.9 billion.

For 2009, Homex intends to minimize land bank acquisitions, as its current land bank is approximately 5.5 years of future sales. For 2009 the Company intends to follow a replacement strategy for land purchases.

Liquidity.  During the fourth quarter of 2008 the Company increased its total debt by Ps.1,860 million of which Ps. 710 million reflects the depreciation of the Mexican peso-US dollar exchange rate registered in the translation of Homex’s foreign currency-denominated debt. The additional debt of Ps. 1,150 million was incurred to meet working capital requirements during the quarter. For 2009 Homex intends to follow a conservative working capital strategy reducing land investment and capital expenditures. Additionally the Company intends to continue to identify opportunities for additional cost savings as well as to continue with its cost savings initiatives announced during the third quarter 2008, including reducing corporate expenses and consolidating branch operations.

Homex’s weighted average debt maturity is 5.5 years. The Company had a net debt of Ps. 6,661 million as of December 31, 2008 including the effects of the the depreciation of the Mexican peso-US dollar exchange rate. Homex´s interest coverage was 76.7x. Without considering the adjustments pursuant to Bulletin D-6, the EBITDA-to-Net Interest Expense ratio would have been 8.47x in the fourth quarter of 2008

FOURTH QUARTER AND FULL YEAR 2008 RESULTS	9

•	Net debt: Ps 6,661 million

•	Net debt-to- EBITDA ratio: 1.49x

•	Debt to total capitalization ratio: 40.5 percent

Working Capital Cycle.

Homex reported total receivables of  63.4 percent of revenues as of December 31, 2008, representing an increase over the 46.9 percent reported as of December, 31, 2007.

The period-end days in accounts receivable, calculated as of December 31, 2008, were 228 days, compared to 217 days as of September 30, 2008.  Quarter over quarter,  accounts receivable increased Ps.1,005 million or 11 days partly driven by the continued delay in relation to the Federal Government Subsidy program as the additional resources approved on October were restricted by federal government to certain cities. Additionally at year end, the FOVISSSTE payment process was affected as sofoles have been used as the payment vehicle between companies and the institute, thus slowing the payment process.

Homex reported a total inventory of 383 days as of December 31, 2008, an increase of 9 days compared to 374 days as of  December 31, 2007. The year-over-year increase is principally driven by increase of land inventory in line with the Company’s 2008 land acquisition program.

The period-end days in accounts payable, calculated as of December 31, 2008, were 176 days, compared to 235 days as of September 30, 2008: The year-over-year decrease is mainly driven by the decrease of 49 days in land payables days and in line with the Company’s 2008 land acquisition program.

WORKING CAPITAL CYCLE	4Q08	4Q07
Inventory w/land days	383	374
Turnover accounts receivable days	228	169
Turnover accounts payables days	176	235
Total Working Capital Cycle	435	308

 2009 Guidance: The Company reaffirmed its guidance for 2009 published in December 2008:

2009 COMPANY GUIDANCE
Guidance 2009
Revenues Growth	8.0% to 10.0%
EBITDA Margin (%)	23.0% to 24.0%

* * * * * * * * * *

FOURTH QUARTER AND FULL YEAR 2008 RESULTS	10

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home- development company focused on affordable entry-level and middle-income housing in Mexico.  It is one of the most geographically diverse homebuilders in the country.  Homex has a leading position in the top four markets in Mexico and is the largest homebuilder in Mexico, based on the number of homes sold, revenues and net income.

For additional corporate information, please visit the Company’s web site at: www.homex.com.mx

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution you that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

Attached are the unaudited Consolidated Financial Information Data of Desarrolladora Homex, S.A.B. de C.V. for the three-month and twelve-month periods ended December 31, 2008 and 2007, the Consolidated Statement of Changes in Financial Position for the period ended December 31, 2008 and 2007 and the Consolidated Balance Sheet of  Desarrolladora Homex, S.A.B. de C.V.

FOURTH QUARTER AND FULL YEAR 2008 RESULTS	11

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET COMPARISON OF DECEMBER 31, 2008 WITH DECEMBER 31, 2007
(Figures in thousands of pesos)	Dec-08		Dec-07		Change 08 / 07
ASSETS
CURRENT ASSETS
Cash and cash equivalents	1,268,185	4.2%	2,362,924	9.8%	-46.3%
Accounts receivable, net	11,946,470	39.1%	7,607,288	31.4%	57.0%
Inventories	14,309,597	46.9%	11,483,113	47.5%	24.6%
Other current assets	239,049	0.8%	322,264	1.3%	-25.8%
Total current assets	27,763,301	90.9%	21,775,589	90.0%	27.5%

Property and equipment, net	1,423,258	4.7%	1,155,729	4.8%	23.1%
Goodwill	780,397	2.6%	731,861	3.0%	6.6%
Other assets	566,159	1.9%	526,077	2.2%	7.6%
TOTAL	30,533,115	100.0%	24,189,256	100.0%	26.2%

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	1,639,770	5.4%	328,945	1.4%	-
Accounts payable	6,586,145	21.6%	7,203,976	29.8%	-8.6%
Advances from customers	296,661	1.0%	279,823	1.2%	6.0%
Taxes payable	404,790	1.3%	147,649	0.6%	174.2%
Total current liabilities	8,927,366		7,960,393		12.1%

Long-term notes payable to financial institutions	6,289,771	20.6%	3,466,741	14.3%	81.4%
Labor Obligations	85,150	0.3%	79,097	0.3%	7.7%
DEFERRED INCOME TAXES	3,559,535	11.7%	2,841,895	11.7%	25.3%
Total liabilities	18,861,822	61.8%	14,348,126	59.3%	31.5%
STOCKHOLDERS' EQUITY
Common stock	528,011	1.7%	528,011	2.2%	0.0%
Additional paid-in capital	3,180,882	10.4%	3,180,882	13.1%	0.0%
Retained earnings	7,497,536	24.6%	5,739,026	23.7%	30.6%
Excess in restated stockholders' equity	376,349	1.2%	342,828	1.4%	9.8%
Cumulative initial effect of deferred income taxes	-157,828	-0.5%	-157,829	-0.7%	-
Majority Stockholders´ Equity	11,424,950	37.4%	9,632,918	39.8%	18.6%

Minority interest	246,343	0.8%	208,212	0.9%	18.3%
TOTAL STOCKHOLDERS´ EQUITY	11,671,293	38.2%	9,841,130	40.7%	18.6%

TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY	30,533,115	100.0%	24,189,256	100.0%	26.2%

FOURTH QUARTER AND FULL YEAR 2008 RESULTS	12

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF FOURTH QUARTER 2008 WITH FOURTH QUARTER 2007
(Figures in thousands of pesos)	4Q'08		4Q'07		Change 08 / 07
REVENUES
Affordable-entry level revenue	4,711,396	75.2%	3,967,671	71.2%	18.7%
Middle income housing revenue	1,525,067	24.3%	1,584,665	28.4%	-3.8%
Other revenues	28,475	0.5%	20,599	0.4%	38.2%
TOTAL REVENUES	6,264,938	100.0%	5,572,935	100.0%	12.4%
TOTAL COSTS	4,774,349	76.2%	3,829,053	68.7%	24.7%

GROSS PROFIT	1,490,589	23.8%	1,743,882	31.3%	-14.5%
SELLING AND ADMINISTRATIVE EXPENSES
Selling and Administrative Expenses	899,923	14.4%	661,034	11.9%	36.1%
Beta Trademark Amortization	24,484	0.4%	22,340	0.4%	9.6%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	924,407	14.8%	683,374	12.3%	35.3%

OPERATING INCOME	566,182	9.0%	1,060,508	19.0%	-46.6%
OTHER INCOME AND EXPENSES	19,542	0.3%	44,265	0.8%	-55.9%
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	-24,600	-0.4%	-59,793	-1.1%	-
Interest income	-40,421	-0.6%	-35,792	-0.6%	-
Foreign exchange (gain) loss	354,987	5.7%	-71,884	-1.3%	-
Monetary position loss	0	0.0%	153,788	2.8%	-100.0%
	289,966	4.6%	-13,681	-0.2%	-
INCOME BEFORE INCOME TAX AND
EMPLOYEE STATUTORY PROFIT SHARING EXPENSE	295,757	4.7%	1,118,454	20.1%	-73.6%

INCOME TAX EXPENSE	117,792	1.9%	290,954	5.2%	-59.5%
NET INCOME	177,965	2.8%	827,500	14.8%	-78.5%
MAJORITY INTEREST	183,505	2.9%	773,568	13.9%	-76.3%
MINORITY INTEREST	-5,540	-0.1%	53,932	1.0%	-
NET INCOME	183,505	2.9%	773,568	13.9%	-76.3%
Earnings per share	0.55	0.0%	2.30	0.0%	-76.2%

EBITDA	1,448,626	23.1%	1,312,142	23.5%	10.4%

FOURTH QUARTER AND FULL YEAR 2008 RESULTS	13

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF TWELVE MONTHS 2008 WITH TWELVE MONTHS 2007
(Figures in thousands of pesos)	2008 FY		2007 FY		Change 08 / 07
REVENUES
Affordable-entry level revenue	14,425,339	76.5%	12,392,334	76.4%	16.4%
Middle income housing revenue	4,325,096	22.9%	3,676,625	22.7%	17.6%
Other revenues	100,061	0.5%	153,565	0.9%	-34.8%
TOTAL REVENUES	18,850,496	100.0%	16,222,524	100.0%	16.2%
TOTAL COSTS	13,442,991	71.3%	11,041,456	68.1%	21.8%

GROSS PROFIT	5,407,505	28.7%	5,181,068	31.9%	4.4%
SELLING AND ADMINISTRATIVE EXPENSES
Selling and Administrative Expenses	2,274,056	12.1%	1,705,471	10.5%	33.3%
Beta Trademark Amortization	92,774	0.5%	92,958	0.6%	-0.2%
TOTAL SELLING AND ADMINISTRATIVE EXPENSES	2,366,830	12.6%	1,798,429	11.1%	31.6%

OPERATING INCOME	3,040,675	16.1%	3,382,639	20.9%	-10.1%
OTHER INCOME	42,511	0.2%	209,223	1.3%	-79.7%
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	215,679	1.1%	344,928	2.1%	-37.5%
Interest income	-157,351	-0.8%	-140,202	-0.9%	-
Foreign exchange (gain) loss	478,803	2.5%	-121,195	-0.7%	-
Monetary position loss	0	0.0%	195,373	1.2%	-100.0%
	537,131	2.8%	278,904	1.7%	92.6%
INCOME BEFORE INCOME TAX AND
EMPLOYEE STATUTORY PROFIT SHARING EXPENSE	2,546,055	13.5%	3,312,958	20.4%	-23.1%

INCOME TAX EXPENSE	740,399	3.9%	951,280	5.9%	-22.2%
NET INCOME	1,805,656	9.6%	2,361,678	14.6%	-23.5%
MAJORITY INTEREST	1,758,510	9.3%	2,233,066	13.8%	-21.3%
MINORITY INTEREST	47,146	0.3%	128,612	0.8%	-63.3%
NET INCOME	1,758,510	9.3%	2,233,066	13.8%	-21.3%
Earnings per share	5.25		6.65		-21.0%

EBITDA	4,472,736	23.7%	4,000,413	24.7%	11.8%

FOURTH QUARTER AND FULL YEAR 2008 RESULTS	14

Consolidated Statement of Changes in Financial Position As of December 31, 2008 and 2007

Net income	1,758,510	2,233,066
Non Cash items:
Depreciation	311,711	196,307
Minority Interest	47,146	128,612
Amortization of Intangibles	92,774	105,410
Deferred income taxes	740,399	818,407
	2,950,540	3,481,802
(Increase) decrease in:

Trade accounts receivable	(4,145,907)	(2,008,172)

Inventories (w/land)	(2,826,484)	(2,090,087)

Trade accounts payable	(617,831)	1,566,943

Other A&L, net (1)	13,086	(290,317)

Changes in operating assets and liabilities	(7,577,136)	(2,821,633)

Operating Cash Flow	(4,626,596)	660,169

Capex	(579,240)	(680,748)

Free Cash Flow	(5,205,836)	(20,579)

Net Financing Activities	4,133,855	(17,914)

Net increase (decrease) cash and restricted cash	(1,071,981)	(56,362)

Balance at beginning	2,362,924	2,419,286

Balance at end	1,290,943	2,362,924

(1) Includes adjustment of goodwill and others.

FOURTH QUARTER AND FULL YEAR 2008 RESULTS	15

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Homex Development Corp.

Date: February 23, 2009

By: Carlos Moctezuma
Name: Carlos Moctezuma
Title: Chief Financial Officer

By: Ramon Lafarga
Name: Ramon Lafarga
Title: Administrative and Accounting Officer